Changes in Investment Policy - High Income:

Effective April 20, 2011, High Income's duration guidelines were expanded such that, under normal market conditions, the Fund will maintain an average portfolio duration of between zero and eight years.

Duration is a measure of the expected life of a debt security that is used to determine the sensitivity of the security's price to changes in interest rates. Generally, the longer a security's duration, the more sensitive it will be to changes in interest rates - i.e., the prices of the debt obligations typically fall when market interest rates rise. Please see "2. Principal Risks" in the Notes to Financial Statements for additional discussion of the interest rate risk.